July 23, 2025

Gina Goetter
Chief Financial Officer
HASBRO, INC.
1027 Newport Avenue
Pawtucket, Rhode Island 02861

       Re: HASBRO, INC.
           Form 10-K for the Fiscal Year Ended December 29, 2024
           Filed February 27, 2025
           File No. 001-06682
Dear Gina Goetter:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
 July 23, 2025
Page 2
Form 10-K for the Fiscal Year Ended December 29, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Segment Results, page 36

1. In future filings, where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item, including any offsetting factors. We note your disclosures that the changes in the Consumer Products and Wizards of the Coast and Digital Gaming
       segments' net revenues and operating profit (loss) were due to various factors. To the extent possible, quantify the impact of each contributing factor in dollars and/or percentage, expand on the reasons driving these changes, and provide greater transparency into the material components and potential variability of your segment net revenues and segment operating profit (loss).
Liquidity and Capital Resources
Cash Flow, page 41

2. Please provide a more robust analysis and discussion of changes in operating cash flows in future filings. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also provide an analysis of any known trends and uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in your liquidity. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item
       303(a) of Regulation S-K and Section IV.B of SEC Release No. 33-8350. Notes to Consolidated Financial Statements
(7) Goodwill and Intangible Assets , page 65

3. You disclosed in your fiscal 2022 Form 10-K that you performed a qualitative goodwill impairment assessment during the fourth quarter with respect to each of your reporting units and concluded it was not necessary to perform a quantitative goodwill impairment test for any reporting unit. During fiscal 2023, we note that you impaired approximately $1.2 billion of goodwill and $65 million of intangible assets related to your Film and TV reporting unit. We further note that you recorded a $539 million loss on sale of the eOne Film and TV business during fiscal 2023. Please ensure future filings include robust disclosures regarding the possibility and potential of material future impairments. In doing so, disclose whether any of your reporting units is at risk of impairment. Please note that a reporting unit is at risk of impairment if it has a fair value that is not substantially in excess of carrying value. If no reporting units are at risk based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely, please disclose this to your readers. For any reporting units with estimated fair values that do not substantially exceed their carrying values, please provide the following disclosures in order for investors to better assess the sensitivity of your goodwill to future impairment:
 July 23, 2025
Page 3

             The percentage by which fair value exceeded carrying value as of the date of the most recent test;
             The amount of goodwill allocated to the reporting unit;
             A description of the methods and key assumptions used and how the key assumptions were determined;
             A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the
           extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
             A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
(12) Income Taxes, page 72

4. We note your disclosure on page 74 regarding the impact of the Swiss Federal Act on
       Tax Reform and AHV Financing ("TRAF"), noting that you recorded a deferred tax asset of $135.6 million during fiscal year 2023 related to tax intangibles that will be amortized over time. Please address the following comments:

             Considering the TRAF was approved during 2019 and effective as of January 1,
           2020, please tell us why the deferred tax assets were not recorded until fiscal year
           2023. Clarify how you determined the enactment date and explain how your treatment complies with ASC 740-10-25-47 and ASC 740-10-45-15. Summarize for us the specific provisions of the TRAF that impacted you and the
           nature of your "grandfathering" discussions with Swiss tax authorities.

             Clarify the meaning of your disclosure that "[t]his treatment began to apply starting in 2021." We note you previously disclosed in your fiscal year 2021 and
           2022 Forms 10-K that the "enacted changes in Swiss federal and cantonal tax, including cantonal transitional provisions adopted in 2021, were not material to
           the Company   s financial statements."

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephany Yang at 202-551-3167 or Andrew Blume at 202-551-3254
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing